Exhibit 6.4

Address:	335 Maple Ridge Drive, Big Bear, CA 92314
Borrower:	HCO 1, LLC
Guarantor:	Eugene Davidzon
Offer stage:	Released

Loan

Loan Amount:	$481,200.00
Interest Rate:	6.000%
Loan Term:	2 years
Origination Points:	1.000%
Initial Financing:	$481,200.00
First Monthly Payment Amount:	$2,406.00
Total Loan Fees:	$5,807.00

Rate

Amortization Type:	Interest-Only
Interest Type:	Fixed
Interest On Undrawn Funds:	No
Prepayment Penalty:	None

Fees

Origination Fee:	$4,812.00
Lender Fee:	$995.00

Collateral

Max Loan To As Is Value:	60%
Max Loan To Purchase Price:	60%
Property Valuation:	Appraisal

Borrower

Personal Guarantee:	No

Additional Requirements:

We require that monthly payments be made by ACH (Automated Clearing House). You will be asked to complete an ACH form as part of the underwriting of your loan. ACH Requirement

This offer represents a non-binding commitment to lend based on initial due diligence and is subject to change until a final offer is presented by the lender.

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